February 19, 2009

Via U.S. Mail and Facsimile (441-292-5962)

Herbjorn Hansson
Chairman, President, and Chief Executive Officer
Nordic American Tanker Shipping Limited
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

      Re: **Nordic American Tanker Shipping Limited**
                Form 20-F for the Fiscal Year Ended December 31, 2007
                Filed May 9, 2008
                File No. 1-13944
                Response Letter Dated February 6, 2009

Dear Mr. Hansson:

We have reviewed your response letter dated February 6, 2009, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note your response to our prior comment 2. Please provide us with information that explains how the fact that the port calls made to Sudan by your ships in 2007 and 2008 reflect only 5% of the total port calls made by all of your ships correlates with, and supports, your conclusion that the revenues related to your contacts with Sudan are quantitatively immaterial.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review.

                Sincerely,

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance